

December 29, 2011

Via E-mail
Mr. Jack A. Hockema
Chief Executive Officer
Kaiser Aluminum Corporation
27422 Portola Parkway Suite 200
Foothill Ranch, CA 92610-2831

> **RE: Kaiser Aluminum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **File No. 0-52105**

Dear Mr. Hockema:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Contractual Obligations and Commercial Commitments, page 50

1. In future filings, please revise your contractual obligations table to include scheduled interest payments. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

Note 4 – Conditional Asset Retirement Obligations, page 79

2. Please describe to us the nature of the downward and upward revisions of cost estimates and explain why the revisions were accounted for separately and not netted. Tell us why

the downward revisions in cost estimates were recorded as a decrease in cost of sales in the third quarter while the upward cost revisions were added to the CARO asset to be amortized over the next twenty years. Explain how your treatment complied with accounting guidance, including paragraph 8 of ASC 410-20-35.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief